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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment  company  ("fund") that is currently
registered   with  the   Securities  and  Exchange   Commission   under  the
Investment  Company Act of 1940 ("Act"),  is seeking to  deregister,  and is in one of the four categories in Instruction 1 below.

1.    To use this form,  the fund must be seeking to  deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

      (a)   The fund has (i) sold  substantially  all of its assets to another registered  fund or (ii) merged  into or  consolidated  with  another registered fund ("Merger");

      (b)   The fund has  distributed  substantially  all of its assets to its shareholders  and has completed,  or is in the process of, winding up its affairs ("Liquidation");

      (c)   The  fund  qualifies  for an  exclusion  from  the  definition  of
         "investment  company"  under  section  3(c)(1) or section  3(c)(7) of the Act ("Abandonment of Registration"); or

      (d)   The fund has  become a  business  development  company  ("Business
         Development Company").

2.    If the fund is not  eligible  to use this form,  refer to rule 0-2 under the  Act  [17  CFR  270.0-2]  for  general  instructions  on  filing  an
      application  with  the  Commission.   Applications  for   deregistration
      pursuant  to rule 0-2 must be  submitted  electronically  in  accordance with rule  101(a)(1)(iv)  of Regulation  S-T [17 CFR  232.101(a)(1)(iv)]
      and the EDGAR Filer Manual.

3.    This  form and all  exhibits  must be  submitted  electronically  to the
      Commission in accordance with rule  101(a)(1)(iv)  of Regulation S-T [17
      CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.    Amendments  to  this  form  also  must  be  filed   electronically  (see
      Instruction 3 above),  and must include a verification  identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6.    Funds are reminded of the  requirement to timely file a final Form N-SAR with the Commission.  See rule 30b1-1 under the Act [17 CFR 270.30b1-1];
      Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor,  and a person is not required to respond to, a  collection  of  information  unless it displays a  currently  valid OMB control  number.  A fund that wishes to  deregister  and is in one of the four categories in Instruction 1 may use this form.  The principal  purpose of this collection of  information  is to enable the  Commission  to determine  that a registered  investment  company  has  ceased to be an  investment  company  as defined  by the  Act or is a  business  development  company.  The  Commission estimates that the burden for  completing  this form will be  approximately  3 hours per filing.  Any member of the public may direct to the  Commission  any comments  concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden.  This collection of information has been reviewed  by the  Office  of  Management  and  Budget in  accordance  with the clearance  requirements  of 44 U.S.C.ss.3507.  Responses to this collection of information will not be kept confidential.

               Potential  persons  who are to respond to
               the collection of  information  contained
               in  this   form  are  not   required   to
               respond   unless  the  form   displays  a
               currently valid OMB control number.

I.    General Identifying Information
1.    Reason   fund  is   applying  to   deregister   (check  only  one;   for
      descriptions, see Instruction 1 above):

      [X] Merger

      [ ] Liquidation

      [ ] Abandonment of Registration
          (Note:  Abandonments of Registration answer only questions 1 through
          15, 24 and 25 of this form and complete  verification  at the end of the form.)

      [ ] Election of status as a Business Development Company
          (Note:  Business  Development  Companies  answer  only  questions  1 through 10
          of this form and complete verification at the end of the form.)

2.    Name of fund: Oppenheimer Total Return Bond Fund

3.    Securities and Exchange Commission File No.: 811- 21268

4.    Is this an initial Form N-8F or an amendment to a previously  filed Form
N-8F?

      [X] Initial Application [ ]   Amendment

5.    Address of  Principal  Executive  Office  (include  No. & Street,  City,
      State, Zip Code): 6803 S. Tucson Way, Centennial CO 801123.

6.    Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Randy G. Legg,
      6803 S. Tucson Way, Centennial CO 80112; (303)-768-1026.

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
      OppenheimerFunds Services, 6803 S. Tucson Way, Centennial CO 80112,
      (303) 768-3200.

      NOTE: Once  deregistered,  a fund is  still  required  to  maintain  and preserve the records
              described in rules 31a-1 and 31a-2 for the periods  specified in those rules.

8.    Classification of fund (check only one):

      [X] Management company;

      [ ] Unit investment trust; or

      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X] Open-end   [ ]Closed-end

10.   State law under which the fund was organized or formed (e.g.,  Delaware,
Massachusetts): Massachusetts

11.   Provide the name and address of each investment adviser of the fund
      (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: OppenheimerFunds,
      Inc. Two World Financial Center, 225 Liberty Street, 11th Floor, New
      York NY 10080.

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: OppenheimerFunds Distributor, Inc.,
      Two World Financial Center, 225 Liberty Street, 11th Floor, New York,
      NY 10080.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14.   Is there a UIT  registered  under the Act that  served as a vehicle  for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes     [ ]   No

      If Yes, for each UIT state:
         Name(s):

         File No.: 811- __________

         Business Address:

15.   (a)   Did  the  fund  obtain   approval  from  the  board  of  directors
         concerning  the  decision  to  engage  in a  Merger,  Liquidation  or
         Abandonment of Registration?

          [X]        Yes      [ ]    No

         If Yes, state the date on which the board vote took place:  September
         14, 2005

         If No, explain:

      (b)   Did the fund obtain approval from the shareholders  concerning the decision  to  engage  in a  Merger,  Liquidation  or  Abandonment  of
         Registration?

          [X]        Yes      [ ]    No

         If Yes,  state the date on which  the  shareholder  vote took  place:
         March 15, 2006

         If No, explain:

II.   Distributions to Shareholders

16.   Has the fund  distributed  any assets to its  shareholders in connection with the Merger or Liquidation?

       [X]        Yes   [ ]    No

      (a)   If  Yes,   list  the   date(s)   on  which  the  fund  made  those
distributions:  March 24, 2006

(b)   Were the distributions made on the basis of net assets?

          [X]        Yes      [ ]    No

(c)   Were the distributions made pro rata based on share ownership?

          [X]        Yes      [ ]    No

      (d)   If No to (b) or (c) above,  describe  the method of  distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

 (e)  Liquidations only:
      Were any distributions to shareholders made in kind?

       [ ]        Yes   [ ]    No

      If Yes,  indicate the percentage of fund shares owned by affiliates,  or any other
         affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes     [ ]   No

      If  Yes,   describe  the  method  of  calculating   payments  to  senior
       securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes     [ ]   No

      If No,
      (a)   How many  shareholders does the fund have as of the date this form is filed?

      (b)   Describe the  relationship  of each  remaining  shareholder to the fund:

19.   Are there any  shareholders  who have not yet received  distributions in complete liquidation of their interests?

      [ ] Yes     [X]   No

      If Yes,  describe  briefly  the plans (if any) for  distributing  to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ] Yes     [X]   No

      If Yes,
      (a)   Describe  the type and amount of each asset  retained  by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

         [ ]      Yes   [ ]   No

21.   Does  the fund  have any  outstanding  debts  (other  than face-amount  certificates  if the  fund  is a  face-amount certificate company) or any other liabilities?

      [  ]        Yes   [X]   No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b)   How does the fund intend to pay these  outstanding  debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the  expenses  incurred  in  connection  with the  Merger  or
Liquidation:

         (i)      Legal expenses: $5,000.00

         (ii)     Accounting expenses:  $11,500.00

         (iii)    Other expenses (list and identify separately):  Proxy Costs:
         $19,163

         (iv)     Total expenses (sum of lines (i)-(iii) above): $35,663

      (b)   How were those expenses allocated?  To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23.   Has the  fund  previously  filed  an  application  for an  order  of the
      Commission regarding the Merger or Liquidation?

      [ ] Yes     [X]   No

      If Yes, cite the release  numbers of the  Commission's  notice and order or, if no notice or order has been issued,  the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [X] Yes     [  ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

        A consolidated amended complaint was filed as a putative class action against the Manager and the Transfer Agent (and other defendants) in the U.S.
District Court for the Southern District of New York on January 10, 2005, and
was amended on March 4, 2005. The complaint alleged, among other things, that the Manager charged excessive fees for distribution and other costs, and that by permitting and/or participating in those actions, the Directors/Trustees and the Officers of the funds breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law.  The plaintiffs sought unspecified damages, an accounting of all fees paid, and an award of attorney's fees and litigation expenses.

      In response to the defendants' motions to dismiss the suit, seven of the eight counts in the complaint, including the claims against certain of the Oppenheimer funds, as nominal defendants, and against certain present and former Directors, Trustees and officers of the funds, and the Distributor, as defendants, were dismissed with prejudice, by court order dated March 10,
2006, and the remaining count against the Manager and the Transfer Agent was dismissed with prejudice by court order dated April 5, 2006. The plaintiffs filed an appeal of those dismissals on May 11, 2006.

      The Manager believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it, the funds, the
Directors/Trustees or the Officers on the appeal of the decisions of the district court, and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. However, the
Manager believes that the allegations contained in the complaint are without merit and there are substantial grounds to sustain the district court's rulings.

25.   Is the fund  now  engaged,  or  intending  to  engage,  in any  business activities other than those necessary for winding up its affairs?

      [ ] Yes     [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State  the  name of the fund  surviving  the  Merger:  Oppenheimer
         Integrity Funds, on behalf of Oppenheimer Core Bond Fund.

      (b)   State  the  Investment   Company  Act  file  number  of  the  fund
         surviving the Merger: 811- 3420

      (c)               If the merger or reorganization agreement has been
         filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Plan and Agreement of reorganization was filed on Form N-14 (file number 2-76547) on
         December 2, 2005.

      (d)   If the merger or reorganization  agreement has not been filed with the  Commission,  provide a copy of the  agreement  as an  exhibit to this form.

                                 VERIFICATION

       The  undersigned  states  that  (i)  he has  executed  this  Form  N-8F application  for an order under section 8(f) of the Investment  Company Act of
1940  on  behalf  of  Oppenheimer  Total  Return  Bond  Fund,  (ii)  he is the
Secretary  of  Oppenheimer  Total  Return Bond Fund,  and (iii) all actions by shareholders,  directors,  and any  other  body  necessary  to  authorize  the undersigned  to execute and file this Form N-8F  application  have been taken.
The  undersigned  also  states  that the  facts  set  forth in this  Form N-8F application are true to the best of his knowledge, information and belief.
                                    (Signature)
                                        /s/ Robert G. Zack
                                          _____________________
                                          Robert G. Zack, Secretary
                                          August 9, 2006